Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, and 333-228137) of Royal Dutch Shell plc of our reports dated March 10, 2021, with respect to the Consolidated Financial Statements and the effectiveness of internal control over financial reporting of Royal Dutch Shell plc, included in the Form 20-F for the year ended December 31, 2020.

/s/ Ernst & Young LLP

Ernst & Young LLP
London, United Kingdom
March 10, 2021

ADDITIONAL INFORMATION SHELL FORM 20-F 2020	1